SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

American Greetings Corporation

(Name of the Issuer)

American Greetings Corporation

Morry Weiss

Judith Stone Weiss

Zev Weiss

Jeffrey Weiss

Gary Weiss

Elie Weiss

Irving I. Stone Limited Liability Company

Century Intermediate Holding Company

Century Merger Company

Three-Twenty-Three Family Holdings, LLC

(Names of Person(s) Filing Statement)

Class A common shares, par value $1.00 per share

Class B common shares, par value $1.00 per share

(Title of Class of Securities)

026375-10-5 (Class A common shares)

026375-20-4 (Class B common shares)

(CUSIP Number of Class of Securities)

American Greetings Corporation Attn: Christopher W. Haffke One American Road Cleveland, Ohio 44144-2398 (216) 252-7300	Zev Weiss c/o American Greetings Corporation One American Road Cleveland, Ohio 44144-2398 (216) 252-7300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Baker & Hostetler LLP PNC Center 1900 East 9th Street, Suite 3200 Cleveland, OH 44114-3482 Attn: John M. Gherlein; Robert A. Weible (216) 621-0200	Jones Day North Point 901 Lakeside Avenue Cleveland, Ohio 44114 Attn: Lyle G. Ganske; Robert A. Profusek; James P. Dougherty (216) 586-3939

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$588,106,593	$80,218

* In accordance with Exchange Act Rule 0-11(c), the filing fee of $80,218 was determined by multiplying 0.0001364 by the aggregate merger consideration of $588,106,593. The aggregate merger consideration was calculated based on the sum of (i) 31,894,936 outstanding common shares (29,011,853 Class A common shares and 2,883,083 Class B common shares) as of April 10, 2013 to be acquired pursuant to the merger multiplied by the $18.20 per share merger consideration, (ii) 49,316 Class A common shares underlying certain restricted stock units held by non-employee directors to be cancelled pursuant to the merger multiplied by the $18.20 per share merger consideration, (iii) (A) 768,867 Class A common shares underlying stock options to be cancelled pursuant to the merger with an exercise price of less than $18.20 multiplied by (B) the excess of the $18.20 per share merger consideration over the weighted average exercise price of $12.94, and (iv) $2,676,966, representing an estimate of the aggregate cash payment to be made with respect to 2,411,811 options to purchase Class A common shares with an exercise price of $18.20 or higher that will be cancelled pursuant to the merger.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $80,218	Filing Party: American Greetings Corporation

Form or Registration No.: Schedule 14A	Date Filed: April 17, 2013

Introduction

This Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) American Greetings Corporation (the “Company”), an Ohio corporation and the issuer of the Class A common shares, par value $1.00 per share (the “Class A common shares”) and the Class B common shares, par value $1.00 per share (the “Class B common shares”) that are subject to the Rule 13e-3 transaction; (ii) Century Intermediate Holding Company (“Parent”), a Delaware corporation; (iii) Century Merger Company (“Merger Sub”), an Ohio corporation and wholly owned subsidiary of Parent; (iv) Morry Weiss, the Chairman of the board of directors of the Company; (v) Zev Weiss, a director and the Chief Executive Officer of the Company; (vi) Jeffrey Weiss, a director and the President and Chief Operating Officer of the Company; (vii) Gary Weiss, an employee and non-executive officer of the Company; (viii) Elie Weiss; (ix) Judith Stone Weiss; (x) Irving I. Stone Limited Liability Company (“Irving Stone LLC”), an Ohio limited liability company; and (xi) Three-Twenty-Three Family Holdings, LLC (“Family LLC”), a Delaware limited liability company. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.” Morry Weiss, Zev Weiss, Jeffrey Weiss, Gary Weiss, Elie Weiss, Judith Stone Weiss and Irving Stone LLC are referred to as the “Family Shareholders.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated March 29, 2013 (as it may be amended from time to time, the “merger agreement”) among the Company, Parent, and Merger Sub. Pursuant to the merger agreement, if the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company and each Class A common share and Class B common share outstanding at the effective time of the merger (other than shares owned by the Company, Parent (which, at the effective time of the merger, will include Class A common shares and Class B common shares currently held by the Family Shareholders), Merger Sub and holders who have properly demanded dissenters’ rights) will be cancelled and converted into the right to receive $18.20, in cash, without interest.

The board of directors of the Company, with Morry Weiss, Zev Weiss and Jeffrey Weiss (the “Family Shareholder directors”) abstaining, and based in part on the unanimous recommendation of a special committee of independent directors that was established to evaluate and negotiate a potential transaction and consider other alternatives available to the Company (as described more fully in the preliminary proxy statement filed herewith as Exhibit (a)(1)), has (i) determined unanimously that the merger agreement and the merger are advisable and are fair to, and in the best interests of, the Company and its shareholders (other than the Family Shareholders, Parent and Merger Sub), including the unaffiliated shareholders, (ii) approved unanimously the merger agreement and the merger, and (iii) resolved unanimously to recommend that the Company’s shareholders vote in favor of the proposal to adopt the merger agreement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from shareholders of the Company in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the merger agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

American Greetings Corporation

One American Road

Cleveland, Ohio 44114

(216) 252-7300

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Special Meeting—Record Date and Quorum”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding American Greetings—Market Price of the Company’s common shares”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding American Greetings—Dividends”

“The Merger Agreement—Conduct of Business Pending the Merger”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding American Greetings—Prior Public Offerings”

(f) Prior Stock Purchases. During the past two years, none of the filing persons (other than the Company as disclosed in the Proxy Statement under the caption “Important Information Regarding American Greetings—Transactions in Common Shares,” which is incorporated herein by reference) purchased any Class A common shares or Class B common shares, except for ordinary course transactions in respect of compensation-related equity awards. The following table sets forth all such equity award transactions of the filing persons (other than the Company) during the past two years:

	RESTRICTED STOCK UNITS
	Applicable Grant			Vesting/Issuance
	Date	Number	Class	Date	Number	Issued (1)
Zev Weiss	5/3/2010	15,625	B	5/3/2011	5,209	2,997
				5/3/2012	5,208	2,997
				5/3/2013	5,208	(n/a	)
	5/3/2011	28,750	B	5/3/2012	9,584	5,515
				5/3/2013	9,583	(n/a	)
				5/3/2014	9,583	(n/a	)
	5/2/2012	37,902	B	5/2/2013	12,634	(n/a	)
				5/2/2014	12,634	(n/a	)
				5/2/2015	12,634	(n/a	)
Gary Weiss	5/3/2010	900	A	5/3/2011	450	303
				5/3/2012	450	303
	5/3/2011	2,070	A	5/3/2012	1,035	699
				5/3/2013	1,035	(n/a	)
	5/2/2012	2,842	A	5/2/2013	1,421	(n/a	)
				5/2/2014	1,421	(n/a	)
Jeffrey Weiss	5/3/2010	11,750	B	5/3/2011	3,917	2,254
				5/3/2012	3,917	2,254
				5/3/2013	3,916	(n/a	)
	5/3/2011	21,620	B	5/3/2012	7,207	4,147
				5/3/2013	7,207	(n/a	)
				5/3/2014	7,207	(n/a	)
	5/2/2012	28,428	B	5/2/2013	9,476	(n/a	)
				5/2/2014	9,476	(n/a	)
				5/2/2015	9,476	(n/a	)
Morry Weiss	5/3/2010	2,300	B	5/3/2011	1,150	776
				5/3/2012	1,150	776
	5/3/2011	4,500	B	5/3/2012	2,250	1,518
				5/3/2013	2,250	(n/a	)
	5/2/2012	6,318	B	5/2/2013	3,159	(n/a	)
				5/2/2014	3,159	(n/a	)

	PERFORMANCE SHARES
	Applicable Grant			Vesting/Issuance
	Date	Number	Class	Date	Number	Issued (1)
Zev Weiss	4/15/2009	80,000	B	2/28/2011	20,000	13,510
				2/29/2012	20,000	13,510
				2/29/2012	20,000	13,510
				2/28/2013	20,000	13,350
Gary Weiss	4/15/2009	20,000	A	2/28/2011	5,000	3,251
				2/29/2012	5,000	3,203
				2/29/2012	5,000	3,377
				2/28/2013	5,000	3,130
Jeffrey Weiss	4/15/2009	68,000	B	2/28/2011	17,000	11,483
				2/29/2012	17,000	11,483
				2/29/2012	17,000	11,483
				2/28/2013	17,000	11,339
Morry Weiss	4/15/2009	40,000	B	2/28/2011	10,000	10,000
				2/29/2012	10,000	6,692
				2/29/2012	10,000	6,691
				2/28/2013	10,000	6,562

(1)	Common shares issued in respect of RSU or performance shares, as applicable, on vesting date, net of shares withheld to satisfy tax withholding obligations.

Also, in the past two years, Zev Weiss and Jeffrey Weiss have exercised Company stock options for cash and contemporaneously offered the Class B common shares acquired upon exercise to the Company. The Company repurchased these Class B common shares pursuant to its Second Amended and Restated Articles of Incorporation. On May 2, 2011, Zev Weiss exercised 100,000 stock options with respect to Class B common shares with an exercise price of $18.12 per share and 41,500 stock options with respect to Class B common shares with an exercise price of $7.73 per share. Also on May 2, 2011, Jeffrey Weiss exercised 25,000 stock options with respect to Class B common shares with an exercise price of $18.12 per share and 24,750 stock options with respect to Class B common shares with an exercise price of $7.73 per share.

In addition, on May 3, 2011, Zev Weiss exercised 33,334 stock options with respect to Class A common shares with an exercise price of $13.15 per share.

Item 3.	Identity and Background of Filing Person

(a)—(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Important Information Regarding American Greetings”

Set forth below are the names, the current principal occupations or employment, telephone number and the name, principal business, and address of any corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each of the filing persons (other than the Company). During the past five years, none of the persons or entities described have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each person identified is a United States citizen.

Zev Weiss is the sole member of Family LLC. Morry Weiss, Zev Weiss and Jeffrey Weiss are the sole directors and executive officers of Parent and Merger Sub.

Irving Stone LLC is an Ohio limited liability company. Irving Stone LLC was formed primarily as a vehicle to facilitate the business and estate planning goals of the late Irving I. Stone and has held primarily Class B common shares since its formation. Irving Stone LLC’s principal offices and business are located at One American Road, Cleveland, Ohio 44144. Each of Zev Weiss, Jeffrey Weiss, Gary Weiss and Elie Weiss owns membership interests in Irving Stone LLC representing 24.5% of the equity in Irving Stone LLC. Judith Stone Weiss holds 1% of the membership interest in Irving Stone LLC. The Irving I. Stone Oversight Trust (the “Oversight Trust”) holds the remaining 1% interest, and controls Irving Stone LLC’s business and affairs pursuant to Irving Stone LLC’s operating agreement. The Oversight Trust was created to manage the business and affairs of Irving Stone LLC. The Oversight Trust is governed by its four trustees, Zev Weiss, Jeffrey Weiss, Gary Weiss and Elie Weiss.

Name	Business Address & Telephone	Employment History
Century Intermediate Holding Company Century Merger Company Three-Twenty-Three Family Holdings, LLC Irving I. Stone Limited Liability Company	c/o Zev Weiss American Greetings Corporation One American Road Cleveland, Ohio 44144-2398 (216) 252-7300	N/A

Morry Weiss	Morry Weiss c/o American Greetings Corporation One American Road Cleveland, Ohio 44144-2398 (216) 252-7300

Morry Weiss has been the Chairman of the Company since 1992.

Morry Weiss was a director of National City Corporation from 1991 until its sale in December 2008. The principal business address of National City Corporation was located at 1900 East Ninth Street, Cleveland, Ohio.

Zev Weiss	Zev Weiss c/o American Greetings Corporation One American Road Cleveland, Ohio 44144-2398 (216) 252-7300	Zev Weiss has been the Chief Executive Officer of the Company since 2003.

Jeffrey Weiss	Jeffrey Weiss c/o American Greetings Corporation One American Road Cleveland, Ohio 44144-2398 (216) 252-7300	Jeffrey Weiss has been the President and Chief Operating Officer of the Company since 2003.

Gary Weiss	Gary Weiss c/o American Greetings Corporation One American Road Cleveland, Ohio 44144-2398 (216) 252-7300	Gary Weiss has been a Vice President of the Company since 2003.

Elie Weiss	Elie Weiss 28601 Chagrin Blvd., Suite 900, Woodmere, Ohio 44122 (216) 591-1625	Elie Weiss is engaged in real estate development and is a principal in two restaurant development and operating groups, Paladar Latin Kitchen and Rum Bar and Province. The principal business address of Paladar Latin Kitchen and Rum Bar is 28601 Chagrin Blvd., Suite 900, Woodmere, Ohio 44122. The principal business address of Province is 161 N. Jefferson St., Chicago, Illinois 60661.

Judith Stone Weiss	Judith Stone Weiss c/o American Greetings Corporation One American Road Cleveland, Ohio 44144-2398 (216) 252-7300	Judith Stone Weiss is active in the community of Cleveland, Ohio as a private citizen.

Item 4.	Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Stock Options, Company Restricted Stock Units and Company Performance Shares”

“The Merger Agreement—Payment for the Common Shares in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing—Rollover Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“Advisory Vote on Merger Related Compensation”

Annex A: Agreement and Plan of Merger

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Dissenters’ Rights”

Annex C: Ohio Revised Code Section 1701.85

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Shareholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) (1)—(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Agreements Involving Common Shares”

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Position of Family LLC, Parent, Merger Sub and the Family Shareholders as to Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Agreements Involving Common Shares”

Annex A: Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing—Rollover Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Agreements Involving Common Shares”

Annex A: Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing—Rollover Financing”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Stock Options, Company Restricted Stock Units and Company Performance Shares”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Stock Options, Company Restricted Stock Units and Company Performance Shares”

“Important Information Regarding American Greetings—Dividends”

Annex A: Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Position of Family LLC, Parent, Merger Sub and the Family Shareholders as to Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Structure of the Merger”

“Advisory Vote on Merger Related Compensation”

Annex A: Agreement and Plan of Merger

Item 8.	Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Peter J. Solomon Company”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Position of Family LLC, Parent, Merger Sub and the Family Shareholders as to Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Annex B: Opinion of Peter J. Solomon Company, L.P.

Presentation to the Special Committee of the Board of Directors, dated October 26, 2012, of Peter J. Solomon Company, L.P., provided to the special committee, is filed as Exhibit (c)(2) and is incorporated herein by reference.

Presentation to the Special Committee of the Board of Directors, dated November 19, 2012, of Peter J. Solomon Company, L.P., provided to the special committee, is filed as Exhibit (c)(3) and is incorporated herein by reference.

Presentation to the Special Committee of the Board of Directors, dated December 7, 2012, of Peter J. Solomon Company, L.P., provided to the special committee, is filed as Exhibit (c)(4) and is incorporated herein by reference.

Discussion Materials, dated January 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to special committee, are filed as Exhibit (c)(5) and are incorporated herein by reference.

Discussion Materials, dated February 24, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee, are filed as Exhibit (c)(6) and are incorporated herein by reference.

Board Discussion Materials, dated March 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee and the board, are filed as Exhibit (c)(7) and are incorporated herein by reference.

Board Discussion Materials, dated March 28, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee and the board, are filed as Exhibit (c)(8) and are incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Background of the Merger”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Peter J. Solomon Company”

“Where You Can Find Additional Information”

Annex B: Opinion of Peter J. Solomon Company, L.P.

Presentation to the Special Committee of the Board of Directors, dated October 26, 2012, of Peter J. Solomon Company, L.P., provided to the special committee, is filed as Exhibit (c)(2) and is incorporated herein by reference.

Presentation to the Special Committee of the Board of Directors, dated November 19, 2012, of Peter J. Solomon Company, L.P., provided to the special committee, is filed as Exhibit (c)(3) and is incorporated herein by reference.

Presentation to the Special Committee of the Board of Directors, dated December 7, 2012, of Peter J. Solomon Company, L.P., provided to the special committee, is filed as Exhibit (c)(4) and is incorporated herein by reference.

Discussion Materials, dated January 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to special committee, are filed as Exhibit (c)(5) and are incorporated herein by reference.

Discussion Materials, dated February 24, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee, are filed as Exhibit (c)(6) and are incorporated herein by reference.

Board Discussion Materials, dated March 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee and the board, are filed as Exhibit (c)(7) and are incorporated herein by reference.

Board Discussion Materials, dated March 28, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee and the board, are filed as Exhibit (c)(8) and are incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Fees and Expenses”

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding American Greetings—Security Ownership of Management and Certain Beneficial Owners”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing—Rollover Financing”

“Agreements Involving Common Shares”

“Important Information Regarding American Greetings—Security Ownership of Management and Certain Beneficial Owners”

“Important Information Regarding American Greetings—Transactions in Common Shares”

Annex A: Agreement and Plan of Merger

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Financing—Rollover Financing”

“The Special Meeting—Required Vote”

“Agreements Involving Common Shares”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Family LLC, Parent, Merger Sub and the Family Shareholders for the Merger”

“Special Factors—Position of Family LLC, Parent, Merger Sub and the Family Shareholders as to Fairness of the Merger”

Item 13.	Financial Information

(a) Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding American Greetings—Historical Selected Financial Information”

“Important Information Regarding American Greetings—Ratio of Earnings to Fixed Charges”

“Important Information Regarding American Greetings—Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended February 29, 2012 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended November 23, 2012 are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.	Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Advisory Vote on Merger Related Compensation”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a) (1) Proxy Statement of American Greetings Corporation (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on April 17, 2013, and incorporated herein by reference (the “Proxy Statement”).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Press Release dated April 1, 2013 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed April 1, 2013 and incorporated herein by reference).

(a) (6) Limited Liability Company Agreement of The Irving I. Stone Limited Liability Company, dated as of September 6, 1995.

(a) (7) Employee Letter and Answers to Employees’ Questions About the Transaction, provided to Company employees on April 1, 2013 (filed on Schedule 14A on April 1, 2013 and incorporated herein by reference).

(b) (1) Commitment Letter, dated March 29, 2013, among Century Intermediate Holding Company, Bank of America, N.A., Deutsche Bank AG New York Branch, Key Bank National Association, Macquarie Capital USA, Inc. and PNC Bank National Association.

(b) (2) Series A Preferred Stock Purchase Agreement, dated March 29, 2013, between Century Intermediate Holding Company and Koch AG Investment, LLC, and, solely for purposes of Section 12.9, Zev Weiss, Morry Weiss and Jeffrey Weiss and Koch Industries, Inc.

(c) (1) Opinion of Peter J. Solomon Company, L.P. (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Presentation to the Special Committee of the Board of Directors, dated October 26, 2012, of Peter J. Solomon Company, L.P., provided to the special committee.

(c) (3) Presentation to the Special Committee of the Board of Directors, dated November 19, 2012, of Peter J. Solomon Company, L.P., provided to the special committee.

(c) (4) Presentation to the Special Committee of the Board of Directors, dated December 7, 2012, of Peter J. Solomon Company, L.P., provided to the special committee.

(c) (5) Discussion Materials, dated January 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to special committee.

(c) (6) Discussion Materials, dated February 24, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee.

(c) (7) Board Discussion Materials, dated March 27, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee and the board.

(c) (8) Board Discussion Materials, dated March 28, 2013, prepared by Peter J. Solomon Company, L.P., provided to the special committee and the board.

(d) (1) Agreement and Plan of Merger, dated March 29, 2013, among Century Intermediate Holding Company, Century Merger Company, and the Company (incorporated herein by reference to Annex A of the Proxy Statement).

(d) (2) Rollover and Contribution Agreement, dated March 29, 2013, among Three-Twenty-Three Family Holdings, LLC, Century Intermediate Holding Company, and the Family Shareholders (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed April 1, 2013 and incorporated herein by reference).

(d) (3) Guaranty and Voting Agreement, dated March 29, 2013, among the Family Shareholders and the Company (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed April 1, 2013 and incorporated herein by reference).

(f) Section 1701.85 of the Ohio General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 17, 2013

AMERICAN GREETINGS CORPORATION

By:	/s/ Christopher W. Haffke
Name:	Christopher W. Haffke
Title:	Vice President, Secretary and General Counsel

CENTURY INTERMEDIATE HOLDING COMPANY

By:	/s/ Zev Weiss
Name:	Zev Weiss
Title:	Vice President and Secretary

CENTURY MERGER COMPANY

By:	/s/ Zev Weiss
Name:	Zev Weiss
Title:	Vice President and Secretary

THREE-TWENTY-THREE FAMILY HOLDINGS, LLC

By:	/s/ Zev Weiss
Name:	Zev Weiss
Title:	Sole Member

IRVING I. STONE LIMITED LIABILITY COMPANY

By:	/s/ Gary Weiss
Name:	Gary Weiss
Title:	Manager

/s/ Morry Weiss
MORRY WEISS

/s/ Judith Stone Weiss
JUDITH STONE WEISS

By:	/s/ Zev Weiss
Name:	ZEV WEISS

By:	/s/ Jeffrey Weiss
Name:	JEFFREY WEISS

By:	/s/ Gary Weiss
Name:	GARY WEISS

By:	/s/ Elie Weiss
Name:	ELIE WEISS